UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42832

Klarna Group plc
(Translation of Registrant’s Name into English)

10 York Road
London SE1 7ND
United Kingdom
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On May 14, 2026, Klarna Group plc (the "Company") issued a Press Release, which is furnished herewith as Exhibit 99.1, issued an earnings release announcing its financial results for the three-month period ended March 31, 2026, which is furnished herewith as Exhibit 99.2, made available an earnings presentation, which is furnished herewith as Exhibit 99.3, issued Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026, which is furnished herewith as Exhibit 99.4, and issued Financial Statements & Supplementary Metrics for the three-month period ended March 31, 2026, which is furnished herewith as Exhibit 99.5.

This Report on Form 6-K (other than Exhibits 99.1 and 99.3 hereto), including Exhibits 99.2, 99.4 and 99.5 hereto, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration No. 333-290150) of Klarna Group plc and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS
The following exhibits are attached:

Exhibit No.	Description

99.1	Press Release

99.2	Earnings Release

99.3	Earnings Presentation

99.4	Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

99.5	Financial Statements & Supplementary Metrics

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLARNA GROUP PLC

Date: May 14, 2026	By:	/s/ Niclas Neglen
Name: Niclas Neglen Title: Chief Financial Officer